SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐ Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 14, 2016
Shaw Communications Inc.

By:

/s/ Vito Culmone
Vito Culmone
Executive Vice President and CFO
Shaw Communications Inc.

NEWS RELEASE

SHAW ANNOUNCES AGM VOTE RESULTS

Calgary, Alberta (January 14, 2016) – Shaw Communications Inc. (“Shaw”) announced that, at its annual general meeting held earlier today, the resolutions proposed in Shaw’s proxy circular were carried.

The detailed results from the annual general meeting are as follows.

1.	Election of each of the following sixteen nominees as directors of the Corporation (by ballot):

	Votes For		Votes Withheld
	#	%	#	%
Peter J. Bissonnette	20,920,030	99.95	10,050	0.05
Adrian I. Burns	20,920,080	99.95	10,000	0.05
George F. Galbraith	20,920,030	99.95	10,050	0.05
Richard R. Green	20,920,080	99.95	10,000	0.05
Lynda Haverstock	20,920,080	99.95	10,000	0.05
Gregg Keating	20,920,040	99.95	10,040	0.05
Michael W. O’Brien	20,920,070	99.95	10,010	0.05
Paul K. Pew	20,920,070	99.95	10,010	0.05
Jeffrey C. Royer	20,920,070	99.95	10,010	0.05
Bradley S. Shaw	20,920,070	99.95	10,010	0.05
Jim Shaw	20,920,070	99.95	10,010	0.05
JR Shaw	20,930,030	100.00	50	—
JC Sparkman	20,916,770	99.94	13,310	0.06
Carl E. Vogel	20,920,040	99.95	10,040	0.05
Sheila C. Weatherill	20,920,040	99.95	10,040	0.05
Willard H. Yuill	20,916,780	99.94	13,300	0.06

2.	Appointment of Ernst & Young LLP as auditors of the Corporation (by show of hands – proxy result shown):

Votes For		Votes Withheld
#	%	#	%
20,918,980	100	—	—

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified communications and media company, serving 3.2 million customers through a reliable and extensive fibre network. Shaw serves consumers with broadband Internet, WiFi, Digital Phone and Video products and services. Shaw Business Network Services provides business customers Internet, data, WiFi, telephony, Video and fleet tracking services. Shaw Business Infrastructure Services offers North American enterprises colocation, cloud and managed services through ViaWest. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations investor.relations@sjrb.ca